SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012 and April 24, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by replacing the first paragraph immediately following the caption titled “CVR Agreement” in the section titled “Arrangements between the Company and Parent” with the following paragraphs:

“Prior to the Acceptance Time, the Company will enter into the CVR Agreement with Parent and a rights agent, which will govern the terms of the payment for the CVRs. Pursuant to the CVR Agreement, one CVR shall be issued for (i) each Share that Purchaser accepts for payment pursuant to the Offer, (ii) each Share outstanding that is owned by a Company stockholder prior to the effective time of the Merger and is converted into the right to receive the Offer Price (less any exercise price therefor), and (iii) each Share underlying each option or restricted stock unit that is entitled to receive the Offer Price pursuant to the Merger Agreement. The payment of $0.11 pursuant to the CVR is conditioned on obtaining the following two milestones: (1) the Marketing Authorisation Application (“MAA”) for FOLOTYN is approved by the European Medicines Agency (the “EMA”) for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”) in Europe (the “EMA Approval”) by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013 (such milestones, the “EU Milestones”).

In January 2012, the EMA Committee for Medicinal Products for Human Use (“CHMP”) adopted an opinion recommending against approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and, on April 19, 2012, the CHMP confirmed its position and adopted a final opinion recommending against approval of the MAA. The final opinion was based on a majority vote of the members of the CHMP, with a minority of members taking a divergent position. On the same day, the CHMP forwarded a copy of its final opinion to the European Commission (the “EC”), which is the regulatory authority responsible for rendering a final decision on the MAA. The EC has 15 days from the receipt of CHMP’s final opinion to prepare and provide to the members of the CHMP a draft decision with respect to the MAA, together with a report providing support and reasons for its decision. Within 22 days following receipt of the draft decision (or a shorter period as determined by the EC if it finds that urgent or exceptional circumstances require

it), any member of the CHMP may provide their written observations on the draft decision to the EC. If the EC determines in its sole discretion that any such observations raise important new questions of a scientific or technical nature which the opinion of the CHMP has not addressed, the EC may suspend its procedures and refer the MAA back to the CHMP for further consideration. If the EC refers the MAA back to the CHMP, there is no specific timeframe defined by the EC regulations for the CHMP to address the questions raised by the EC, but in practice, the timeframe will be established by the CHMP depending upon the nature of the questions raised. If no CHMP member provides any written observations within such 22 day period or the EC determines that any such written observations do not raise important new questions of a scientific or technical nature, then the EC has 15 days following the expiration of such period to adopt a final decision on the MAA.

There is no formal process for the Company to appeal the CHMP’s final opinion, and if the EC adopts a final decision refusing approval of the MAA, such decision would be final and binding. In the event the EC does not refer the MAA back to the CHMP, the Company expects that a final decision would likely be adopted by the EC in late May or early June of 2012.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by replacing the eleventh paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” and in the subsection titled “Background of the Offer” with the following paragraphs:

“In addition, in January 2012, the CHMP adopted an opinion recommending against approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and, on April 19, 2012, the CHMP confirmed its position and adopted a final opinion recommending against approval of the MAA. The final opinion was based on a majority vote of the members of the CHMP, with a minority of members taking a divergent position. On the same day, the CHMP forwarded a copy of its final opinion to the EC, which is the regulatory authority responsible for rendering a final decision on the MAA. The EC has 15 days from the receipt of CHMP’s final opinion to prepare and provide to the members of the CHMP a draft decision with respect to the MAA, together with a report providing support and reasons for its decision. Within 22 days following receipt of the draft decision (or a shorter period as determined by the EC if it finds that urgent or exceptional circumstances require it), any member of the CHMP may provide their written observations on the draft decision to the EC. If the EC determines in its sole discretion that any such observations raise important new questions of a scientific or technical nature which the opinion of the CHMP has not addressed, the EC may suspend its procedures and refer the MAA back to the CHMP for further consideration. If the EC refers the MAA back to the CHMP, there is no specific timeframe defined by the EC regulations for the CHMP to address the questions raised by the EC, but in practice, the timeframe will be established by the CHMP depending upon the nature of the questions raised. If no CHMP member provides any written observations within such 22 day period or the EC determines that any such written observations do not raise important new questions of a scientific or technical nature, then the EC has 15 days following the expiration of such period to adopt a final decision on the MAA.

There is no formal process for the Company to appeal the CHMP’s final opinion, and if the EC adopts a final decision refusing approval of the MAA, such decision would be final and binding. In the event the EC does not refer the MAA back to the CHMP, the Company expects that a final decision would likely be adopted by the EC in late May or early June of 2012.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph following the caption titled “Important Information About the Company Prepared Financial Forecasts and Non-Risk Adjusted US Net Sales Forecast” in the section titled “Certain Financial Forecasts” with the following paragraphs:

“In addition to the assumptions described in the preceding paragraph, the Non-Risk Adjusted US Net Sales Forecast assumed a 100% probability of approvals of FOLOTYN for the first-line treatment of patients with PTCL and for the treatment of patients with relapsed or refractory CTCL. On the other hand, in addition to the assumptions described in the foregoing paragraph, the Company prepared financial forecasts included assumptions as to the probability, as determined by the Company’s management, of achieving regulatory success with respect to existing indications of FOLOTYN outside of the United States and with respect to new indications of FOLOTYN both within and outside of the United States, including regulatory approvals outside of the United States for the treatment of patients with relapsed or refractory PTCL, regulatory approvals (for a combination therapy including Bexarotene) in the United States and outside of the United States for the treatment of patients with relapsed or refractory CTCL, and regulatory approvals both within and outside of the United States as first-line treatment for patients with PTCL, the receipt of milestone and royalty payments for FOLOTYN, and the timing of regulatory success and commercialization of FOLOTYN. The Company prepared financial forecasts also assume, on a probability-adjusted basis, regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in 2012 in Europe and in 2014 in Japan, regulatory approval of a combination therapy of FOLOTYN plus Bexarotene for the treatment of patients with relapsed or refractory CTCL in 2016 in the United States and in Europe, and regulatory approval of FOLOTYN as first-line treatment for patients with PTCL in 2016 in the United States, in 2017 in Europe and in Japan.

With respect to regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe, in January 2012, the CHMP adopted an opinion recommending against approval of the MAA for FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and, on April 19, 2012, the CHMP confirmed its position and adopted a final opinion recommending against approval of the MAA. The final opinion was based on a majority vote of the members of the CHMP, with a minority of members taking a divergent position. On the same day, the CHMP forwarded a copy of its final opinion to the EC, which is the regulatory authority responsible for rendering a final decision on the MAA. The EC has 15 days from the receipt of CHMP’s final opinion to prepare and provide to the members of the CHMP a draft decision with respect to the MAA, together with a report providing support and reasons for its decision. Within 22 days following receipt of the draft decision (or a shorter period as determined by the EC if it finds that urgent or exceptional circumstances require it), any member of the CHMP may provide their written observations on the draft decision to the EC. If the EC determines in its sole discretion that any such observations raise important new questions of a scientific or technical nature which the opinion of the CHMP has not addressed, the EC may suspend its procedures and refer the MAA back to the CHMP for further consideration. If the EC refers the MAA back to the CHMP, there is no specific timeframe defined by the EC regulations for the CHMP to address the questions raised by the EC, but in practice, the timeframe will be established by the CHMP depending upon the nature of the questions raised. If no CHMP member provides any written observations within such 22 day period or the EC determines that any such written observations do not raise important new questions of a scientific or technical nature, then the EC has 15 days following the expiration of such period to adopt a final decision on the MAA. There is no formal process for the Company to appeal the CHMP’s final opinion, and if the EC adopts a final decision refusing approval of the MAA, such decision would be final and binding. In the event the EC does not refer the MAA back to the CHMP, the Company expects that a final decision would likely be adopted by the EC in late May or early June of 2012.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph after the first paragraph following the caption titled “Radmore Complaint” in the section titled “Litigation”:

“On April 30, 2012, an amended class action complaint was filed in the matter captioned Radmore v. Allos Therapeutics, Inc., et al., No. 1:12-cv-00948-PAB-CBS (the “Amended Radmore Complaint”), adding allegations that this Schedule 14D-9 contains inadequate, incomplete and/or misleading disclosures in violation of the Allos directors’ fiduciary duties and section 14(e) of the Securities Exchange Act of 1934. The foregoing description of the Amended Radmore Complaint does not purport to be complete and is qualified in its entirety by reference to the Amended Radmore Complaint, which is filed as Exhibit (g)(5) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following caption and paragraph immediately preceding the section titled “Forward-Looking Statements”:

“Termination of the Company’s Employee Stock Purchase Plan.

Pursuant to the Merger Agreement, the Company agreed to: (i) take all action that may be necessary to cause any outstanding offer period (or similar period during which shares of the Company’s common stock may be purchased) (the “Final Offering”) under the Allos 2001 Employee Stock Purchase Plan (the “Company ESPP”), to be terminated on the earlier to occur of (A) June 30, 2012 and (B) the date immediately following the Company’s last payroll payment date prior to the Acceptance Time (the date of such termination being referred to as the “Designated Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened Final Offering, but otherwise treat such shortened Final Offering as a fully effective and completed offering period for all purposes under the Company ESPP; and (iii) cause the exercise as of the Designated Date of each outstanding purchase right under the Company ESPP. Pursuant to the Merger Agreement, the Company must terminate the Company ESPP on the Designated Date and immediately following the end of the Final Offering. The Company’s final payroll date prior to the scheduled expiration of the Offer was April 27, 2012, and, as a result, the Company has taken the foregoing actions and terminated the Company ESPP as of April 28, 2012. The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description

(g)(5)	Amended Complaint filed by Radmore, et al. in the United States District Court for the District of Colorado on April 30, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel